September 30, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Stacie Gorman Pamela Howell Brigitte Lippmann Howard Efron Jennifer Monick

Re:	FrontView REIT, Inc. Registration Statement on Form S-11, as amended File No. 333-282015 Acceleration Request Requested Date: Tuesday, October 1, 2024 Requested Time: 4:30 P.M. Eastern Time

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of FrontView REIT, Inc. (the “Company”) that the effective date of the Company’s Registration Statement on Form S-11 (File No. 333-282015) be accelerated to October 1, 2024 at 4:30 p.m. Eastern Time or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, we, as the representatives, wish to advise you that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others prior to the requested effective time of the Registration Statement.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC
Wells Fargo Securities, LLC
BofA Securities, Inc.

As Representatives of the several Underwriters

By:	MORGAN STANLEY & CO. LLC

By:	/s/ Jesse Treverton
	Name:	Jesse Treverton
	Title:	Vice President

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Haley Trethaway
	Name:	Haley Trethaway
	Title:	Executive Director

By:	WELLS FARGO SECURITIES, LLC

By:	/s/ Rohit Mehta
	Name:	Rohit Mehta
	Title:	Executive Director

By:	BOFA SECURITIES, INC.

By:	/s/ Kevin King
	Name:	Kevin King
	Title:	Managing Director